File No. ____________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

        Statement by Holding Company Claiming Exemption Under Rule U-3A-2
                           from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                                THE STANLEY WORKS



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


The Stanley Works ("Stanley" or the "Company") is a Connecticut corporation with its principal place of business at 1000 Stanley Drive, New Britain, Connecticut 06053. A list of its subsidiary companies is attached hereto and identified as Attachment 1. A description of the nature of Stanley's businesses and that of its subsidiaries, except for The Farmington River Power Company ("FRPC"), is attached hereto and identified as Attachment 2. The business of FRPC involves the generation, sale and distribution of electricity within the State of Connecticut.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal



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generating plants, transmissions lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


Stanley owns no properties used for the purposes listed above either within or without the State of Connecticut.


FRPC owns and operates the Rainbow Dam Hydroelectric Facility located on the Farmington River in Windsor, Connecticut. The hydroelectric facility consists of the Rainbow Dam, a power house with an 8 megawatt generating capacity, switching and transformer equipment, flow and flood rights and various storage and outbuildings all located in Windsor, Connecticut. In addition FRPC owns transmission line rights of way, running for approximately 22 miles within the State of Connecticut from the Rainbow Dam facility to New Britain, Connecticut. FRPC also owns a substation and various distribution lines all located within New Britain, Connecticut.

FRPC does not own any property located outside the State of Connecticut and does not own any property located on or in proximity to the borders of the State of Connecticut.


         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:


         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


Stanley - None.

FRPC sold 24,238,200 kwh. of electric energy during 2001.


         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


Stanley - None.

FRPC - None.



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         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Stanley - None.

FRPC - None.


         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


Stanley - None.

FRPC - None.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

             Not Applicable

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

             Not Applicable

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

             Not Applicable

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.




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             Not Applicable

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             Not Applicable



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.


                          The Stanley Works



                        By: /s/ David S. Winakor
                            -------------------------------
                             David S. Winakor
                             Corporate Counsel
                             and Assistant Secretary


CORPORATE SEAL

Attest:



 /s/ Bruce H. Beatt
------------------------------
Bruce H. Beatt
Vice President, General
Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.



   David S. Winakor     Corporate Counsel & Assistant Secretary
 --------------------------------------------------------------
        (Name)                         (Title)


        1000 Stanley Drive, New Britain, CT 06053
 ---------------------------------------------------------------
                     (Address)





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                                    EXHIBIT A


                       The Stanley Works and Subsidiaries
                     Consolidating Statements of Operations
                   For the fiscal year ended December 29, 2001
                        (Unaudited, Thousands of Dollars)


                          Farmington                   Consolidated
                         River Power     All Other        Stanley
                           Company      Subsidiaries       Works
                         -----------    ------------   -------------
Net Sales                $        -     $ 2,624,450   $  2,624,450

Costs and Expenses
   Costs of sales              (141)      1,701,491      1,701,350
   Selling, general and          70         593,680        593,750
   administrative
   Interest, net                  -          25,625         25,625
   Other, net                     -          (5,400)        (5,400)
   Restructuring                  -          72,425         72,425
                        ------------     ------------   -------------
                                (71)      2,387,821      2,387,750
                        ------------     ------------  -------------

Earnings Before Income Taxes     71         236,629        236,700

Income Taxes                      -          78,400         78,400
                        ------------     ------------  -------------
Net Earnings             $       71     $   158,229   $    158,300
                        ============     ============  =============


                       The Stanley Works and Subsidiaries
                          Consolidating Balance Sheets
                   For the fiscal year ended December 29, 2001
                        (Unaudited, Thousands of Dollars)


                           Farmington                              Consolidated
                          River Power     All Other                   Stanley
                           Company       Subsidiaries  Eliminations    Works
                          -----------   -------------  ------------  -----------
ASSETS
Current Assets
Cash and cash equivalents  $       -     $  115,200   $       -   $  115,200
   Accounts and notes
    receivable                     -        551,300           -      551,300
   Inventories                     -        410,100           -      410,100
   Deferred taxes                  -          4,700           -        4,700
   Other current assets            -         60,000           -       60,000
                           ----------     ----------   ---------- -----------
Total Current Assets               -      1,141,300           -    1,141,300
                           ----------     ----------   ---------- -----------

Property, Plant
  and Equipment                2,018        492,282           -      494,300
Goodwill and
  Other Intangibles               -         236,100           -      236,100
Other Assets                      -         187,887      (3,887)     184,000
                          -----------    ----------   ----------- -----------
Total Assets               $   2,018     $2,057,569   $  (3,887)  $2,055,700
                          ===========    ==========   ==========  ===========


LIABILITIES AND SHAREHOLDERS' EQUITY


Current Liabilities
   Short-term borrowings  $      -      $ 177,300   $      -    $  177,300
   Current maturities of
      long-term debt             -         120,100         -       120,100
   Accounts payable              -         247,700         -       247,700
   Accrued expenses             27         280,373         -       280,400
                         ----------     ----------   ---------   ----------
   Total Current
      Liabilities               27         825,473         -       825,500
                         ----------     ----------   ---------   ----------
   Long-Term Debt                -         196,800         -       196,800
   Restructuring Reserves        -          11,465         -        11,465
   Other Liabilities             1         189,634         -       189,635
                         ----------      ----------  ---------   ----------
Total Liabilities               28       1,223,372         -     1,223,400
                         ----------      ----------  ---------   ----------
Shareholders' Equity
   Preferred Stock               -               -         -           -
   Common Stock                150         230,800      (150)      230,800
   Retained earnings           942       1,183,958         -     1,184,900
   Accumulated other
    comprehensive loss           -        (138,800)        -      (138,800)
   ESOP Debt                     -        (187,700)        -      (187,700)
   Affiliate Investment        898           2,869    (3,767)          -
                         ---------      ----------    -------   ----------
                             1,990       1,091,127    (3,917)    1,089,200
Less:  cost of common
 stock in treasury               -        (256,900)        -      (256,900)
                         ----------     ----------  ---------   -----------
Total Shareholders'
Equity                       1,990         834,227    (3,917)      832,300
                         ----------     ----------  ---------   ----------
Total Liabilities and
Shareholders' Equity      $  2,018      $2,057,599  $ (3,917)   $2,055,700
                         =========      ==========  =========   ==========

                                    EXHIBIT B


                                 Not Applicable

                                    EXHIBIT C


                                 Not Applicable







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                                  ATTACHMENT 1

(All subsidiaries are included in the Consolidated Financial Statements of The Stanley Works)

                                                            Jurisdiction of
Corporate Name                                               Incorporation
-------------------------------------------------------------------------------

The Stanley Works                                             Connecticut

  The Farmington River Power Company                          Connecticut

  Stanley Foreign Sales Corporation                           Virgin Islands

  Jensen Tools, Inc.                                          Delaware

  Contact East, Inc.                                          Massachusetts

  Stanley-Bostitch Holding Corporation                        Delaware

  Stanley Logistics, Inc.                                     Delaware

  Stanley Fastening Systems, L.P.                             Delaware

     Stanley de Chihuahua S.de R.L. de C.V.                   Mexico

  Stanley Receivables Corporation                             Delaware

  Stanley Funding Corporation                                 Delaware

  The Stanley Works C.V.                                      Netherlands

  Stanley Canada Inc.                                         Ontario, Canada

    Mac Tools Canada Inc.                                     Ontario, Canada

  Stanley Tools (N.Z.) Ltd.                                   New Zealand

  Stanley do Brasil Ltda.                                     Brazil

  Herramientas Stanley S.A. de C.V.                           Mexico

  Stanley-Bostitch, S.A. de C.V.                              Mexico

  Stanley Atlantic, Inc.                                      Delaware

    Stanley Israel Investments, Inc.                          Delaware

       Stanley Israel Investments B.V.                        Netherlands

         T.S.W. Israel Investments Ltd.                       Israel



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                                                          Jurisdiction of
Corporate Name                                              Incorporation
-------------------------------------------------------------------------------
           ZAG Industries Ltd. (92.6%)                        Israel

             ZAG Industries U.S.A. Inc.                       Delaware

             Design and Shoot LTD                             Israel

             ZAG Operation (Assets) LTD                       Israel

               RGTI                                           Island of Nevis

               ZAG Latin America LTD                          Brazil

             ZAG Israel Marketing LTD                         Israel

             ZAG U.K.                                         U.K.

             A.M.T.Y. Vermogensverwoltan                      Island of Nevis

       Stanley International Holdings, Inc.                   Delaware

         Stanley Pacific Inc.                                 Delaware

       Stanley Svenska A.B.                                   Sweden

       Stanley Works (Europe) A.G.                            Switzerland

         Stanley European Holdings, L.L.C.                    Delaware

         Stanley Europe B.V.B.A.                              Belgium

         Stanley European Holdings B.V.                       Netherlands

           Stanley Tools Poland Sp.zo.o.                      Poland

           Stanley Fastening Systems
              Poland Sp.zo.o.                                 Poland

           S.A. Stanley Works (Belgium) B.V.B.A.              Belgium

           Bostitch G.m.b.H.                                  Germany

             Friess G.m.b.H.                                  Germany

             Stanley Deutschland G.m.b.H.                     Germany

             Canico G.m.b.H. (49%)                            Germany

           Stanley Doors France, S.A.S.                       France

             Stanley France Services, S.A.S.                  France

                                                           Jurisdiction of
Corporate Name                                              Incorporation
-------------------------------------------------------------------------------
               Stanley Tools, S.A.S.                          France

             Stanley France, S.A.S.                           France

           Stanley Nordic ApS                                 Denmark

           Stanley Works (Nederland) B.V.                     Netherlands

             Stanley Iberia S.L.                              Spain

             Suomen Stanley O.Y.                              Finland

             Stanley Italia S.r.l.                            Italy

             Stanley Tools S.r.l.                             Italy

               F.I.P.A. Due S.r.l.                            Italy

          Stanley U.K. Holding Ltd.                           U.K.

             Stanley U.K. Limited                             U.K.

             The Stanley Works Limited                        U.K.

             Stanley U.K. Sales Limited                       U.K.

             Stanley U.K. Services Limited                    U.K.

      The Stanley Works Pty. Ltd.                             Australia

        Stanley Works Asia Pacific Pte. Ltd.                  Singapore

        The Stanley Works Sales (Philippines), Inc.           Philippines

      The Stanley Works (Bermuda) Ltd.                        Bermuda

      The Stanley Works Japan K.K.                            Japan

      Stanley Works (Thailand) Ltd.                           Thailand

         TONA a.s. (LTD) (92.85%)                             Czech Republic

         Stanley Works Malaysia Sdn. Bhd.                     Malaysia

         Stanley Works China Investments Ltd. (80%)           Virgin Islands

           Stanley (Zhongshan) Hardware
             Co. Ltd.(65%)                                    China

                                                           Jurisdiction of
Corporate Name                                              Incorporation
-------------------------------------------------------------------------------
      Chiro Tools Holdings B.V.                               Netherlands

           Stanley Chiro International Ltd.                   Taiwan

      Beijing Daxing Stanley-Bostitch Metal
            Industries Company Limited (98%)                  China

      Stanley (Tianjin) International
           Trading Company, Ltd.                              China

                                  ATTACHMENT 2

Narrative Description of the Business. The Company was founded in 1843 by Frederick T. Stanley and incorporated in 1852. Stanley is a worldwide supplier of tools and door and related hardware products for professional, industrial and consumer use. Stanley(R) is a brand recognized around the world for quality and value.

      In 2001, Stanley had net sales of $2.624 billion and employed approximately 14,400 people worldwide. The Company's principal executive office is located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number is (860) 225-5111.

      In 2001, the Company undertook new initiatives to reduce its cost structure and executed several business repositionings intended to improve its competitiveness. These actions have or will result in the closure of thirteen facilities and a net employment reduction of approximately 2,100 production, selling and administrative people. As a result, the company recorded $18 million and $54 million of restructuring and asset impairment charges in the first and fourth quarters, respectively. Reserves were established for these initiatives consisting of $55 million for severance, $10 million for asset impairment charges and $7 million for other exit costs. These initiatives are expected to be substantially completed by the middle of 2003.

         The Company's operations are classified into two industry segments: Tools and Doors.

         Tools. The Tools segment manufactures and markets carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. These products are distributed directly to retailers (including home centers, mass merchants and retail lumber yards) and end users as well as through third party distributors. Carpenters tools include hand tools such as measuring instruments, planes, hammers, knives and blades, screwdrivers, saws, garden tools, chisels, boring tools, masonry, tile and drywall tools, as well as electric stud sensors, levels, alignment tools and elevation measuring systems. The company markets its carpenters tools under the Stanley(R), FatMax(TM), MaxGrip(TM), Powerlock(R), IntelliTools(R), Contractor Grade(TM), Dynagrip(R), AccuScape(TM) and Goldblatt(R) brands.

         Mechanics tools include consumer, industrial and professional mechanics hand tools, including wrenches, sockets, electronic diagnostic tools, tool boxes and high-density industrial storage and retrieval systems. Mechanics tools are marketed under the Stanley(R), Proto(R), Mac(R), Husky(R), Jensen(R), Vidmar(R), ZAG(R) and Blackhawk(TM) brands.

         Pneumatic tools include BOSTITCH(R) fastening tools and fasteners (nails and staples) used for construction, remodeling, furniture making, pallet manufacturing and consumer use and pneumatic air tools marketed under the Stanley(R) brand (these are high performance, precision assembly tools, controllers and systems for tightening threaded fasteners used chiefly by vehicle manufacturers).

         Hydraulic tools include Stanley(R) hand-held hydraulic tools used by contractors, utilities, railroads and public works as well as LaBounty(R) mounted demolition hammers and compactors designed to work on skid steer loaders, mini-excavators, backhoes and large excavators.

         Doors. The Doors segment manufactures and markets commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor and door and consumer hardware. Products in the Doors segment include residential insulated steel, reinforced fiberglass and wood entrance door systems, vinyl patio doors, mirrored closet doors and closet organizing systems, automatic doors as well as related door hardware products ranging from hinges, hasps, bolts and latches to shelf brackets and lock sets. Door products are marketed under the Stanley(R), Magic-Door(R), Welcome Watch(R), Stanley-Acmetrack(TM), Monarch(TM) and Acme(R) brands and are sold directly to end users and retailers as well through third party distributors.




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